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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02003015



SEC FILE NUMBER
8- 52476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2000 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IPO.COM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 MAIDEN LANE, 8TH FLOOR
(No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC BAUM (212) 405-6100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POVOL AND FELDMAN, CPA, PC
(Name — *if individual, state last, first, middle name*)

5 DAKOTA DRIVE, SUITE 207,	LAKE SUCCESS,	NY	11042
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IPO.com Securities, Inc, as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

NANCY SANCHEZ
Notary Public, State of New York
No. 41-5006311
Qualified in Queens County
Commission Expires December 28, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)
TABLE OF CONTENTS

DECEMBER 31, 2001 AND 2000

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
5 DAKOTA DRIVE, SUITE 207
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
IPO.COM Securities, Inc.
(a wholly owned subsidiary of IPO.COM, Inc.)

We have audited the accompanying statements of financial condition of IPO.COM Securities, Inc. (a wholly owned subsidiary of IPO.COM, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2001 and for the three months ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IPO.COM Securities, Inc. (a wholly owned subsidiary of IPO.COM, Inc.) at December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the three months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Povol and Feldman, CPA, PC

Lake Success, New York
February 4, 2002

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets:		
Cash and cash equivalents	$ 1,532,322	$ 201,888
Marketable securities	-	1,857
Due from clearing broker	172,111	-
Interest receivable	-	1,011
Prepaid expenses	28,269	-
Total Current Assets	1,732,702	204,756
Other Assets:		
Deposits with clearing organizations	232,870	-
Organization expenses, net	94,610	101,750
Total Other Assets	327,480	101,750
Total Assets	$ 2,060,182	$ 306,506

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities:		
Accounts payable	$ 493,842	$ -
Accrued expenses payable	1,281,271	-
Total Current Liabilities	1,775,113	-
Stockholders' Equity:		
Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding	1,000	1,000
Paid in capital	527,604	432,346
Retained deficit	(243,535)	(126,840)
	285,069	306,506
Total Liabilities and Stockholders' Equity	$ 2,060,182	$ 306,506

See the accompanying notes and auditors' report.

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND
FOR THE THREE MONTHS ENDED DECEMBER 31, 2000

	2001	2000
Revenues:		
Trading income and commissions	$ 5,627,769	$ -
Interest	32,644	4,009
Other gains and losses	(122)	(418)
	5,660,291	3,591
Cost of Operations:		
General and administrative expenses	3,221,439	6,465
Service agreement expenses	2,554,418	123,966
	5,775,857	130,431
Loss from operations	(115,566)	(126,840)
Provision for income taxes	1,129	-
Net loss	$ (116,695)	$ (126,840)

See the accompanying notes and auditors' report.

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001 AND
FOR THE THREE MONTHS ENDED DECEMBER 31, 2000

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance – October 31, 2000	100	$ 1,000	$ 432,346	$ -	$ 433,346
Net loss				(126,840)	(126,840)
Balance – December 31, 2000	100	$ 1,000	$ 432,346	$ (126,840)	$ 306,506
Balance – January 1, 2001	100	$ 1,000	$ 432,346	$ (126,840)	$ 306,506
			95,258		95,258
Net loss				(116,695)	(116,695)
Balance – December 31, 2001	100	$ 1000	$ 527,604	$ (243,535)	$ 285,069

See the accompanying notes and auditors' report.

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND
FOR THE THREE MONTHS ENDED DECEMBER 31, 2000

	Increase (Decrease In Cash and Cash Equivalents	
	2001	2000
Cash Flows From Operating Activities:		
Net loss	$ (116,695)	$ (126,840)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization	7,140	5,355
Due from clearing broker	(172,111)	-
Interest receivable	1,011	(1,011)
Prepaid expenses	(28,269)	-
Deposits	(232,870)	-
Organization expenses	-	(107,105)
Accounts payable	493,842	-
Accrued expenses payable	1,281,271	-
Net Cash Provided by (Used In) Operating Activities	1,233,319	(229,601)
Cash Flows From Investing Activities:		
Purchases of marketable securities	-	(1,857)
Redemption of marketable securities	1,857	-
Net Cash Provided by (Used In) Investing Activities	1,857	(1,857)
Cash Flows From Financing Activities:		
Issuance of stock	-	1,000
Additional paid-in capital	95,258	432,346
Net Cash Provided by Financing Activities	95,258	433,346
Net Increase in Cash and cash equivalents	1,330,434	201,888
Cash and cash equivalents – Beginning of Year	201,888	-
Cash and cash equivalents – End of Year	$ 1,532,322	$ 201,888
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ 0	$ 0
Interest	$ 10,342	$ 0

See the accompanying notes and auditors' report.

NOTE 1 - BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANTCCOUNTING POLICIES:

Nature of Business

IPO.Com Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was incorporated in the State of Delaware on February 15, 2000 (inception) and is engaged in the trading and investing in defaulted high yield securities of distressed companies. The Company also trades newly issued equity securities of companies emerging from financial reorganizations. The existing client base consists of large institutional funds that manage between $100 million and several billion dollars. The Company began broker-dealer operations in March 2001. Accumulated losses result from expenses incurred prior to commencing full operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents, and amounted to approximately $492,000 and $201,000 at December 31, 2001 and 2000, respectively.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at fair value. The resulting differences between cost and fair market value are included in operations.

Amortization

Amortization is provided for using the straight-line method over the estimated useful lives of the amortizable assets or the length of the lease, whichever is shorter. Improvements are capitalized, whereas maintenance and repairs are charged to operations, as incurred.

Organization expenses

Organization expenses represent legal fees associated with the procurement of funding, which was completed in October 2000, and are amortized using the straight-line method over five years.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and clearing deposits. The Company maintains its cash in two financial institutions. At December 31, 2001 and 2000, approximately $1,344,000 and $102,000, respectively were in excess of federally insured amounts. The Company's clearing deposits were maintained by several clearing organizations and is currently using the Bank of New York. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 2 - DUE FROM CLEARING BROKER:

Due from clearing broker represents monies due for commissions earned in which the Company acted as the broker plus interest earned on deposits and the firm trading account, less clearance fees the Company incurred for executed trades and interest charges on suspended transactions.

The balance is paid by the 15th of the following month and amounted to $172,111 at December 31, 2001.

NOTE 3 - ORGANIZATION EXPENSES:

At December 31, 2001 and 2000, organization expenses consisted of the following:

	2001	2000
Organization expenses	$ 107,105	$ 107,105
Less: accumulated amortization	12,495	5,355
	$ 94,610	$ 101,750

Amortization expense amounted to $7,140 and $5,355 for the year ended December 31, 2001 and for the three months ended December 31, 2000, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

Services Agreement

The Company entered into a services agreement with its parent company on March 1, 2000 for a term of one year. The terms of the agreement grant the company a license to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by its parent company. In return, the Company pays an estimated servicing fee monthly.

The Company receives an expense allocation bill within 15 days at the end of each month with any differences applied to the following month's installment payment. At the end of the agreement, the Company will pay the actual expenses incurred.

The Company has received advances from its parent company which are interest bearing and due on demand. At December 31, 2001 and 2000, respectively, there were no outstanding balances due. For the year ended December 31, 2001, the Company paid its parent company interest in the amount of $2,120. The Company has received finance information systems, human resource, legal and compliance, and general and administrative services and support from its parent for which they paid $2,114,835 and $123,966 for the year ended December 31, 2001 and for the three months ended December 31, 2000, respectively. At December 31, 2001, the Company was obligated to its parent in the amount of $439,583, which is included in accounts payable.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of $1,424,830 and $50,000, respectively. The Company's net capital ratio was .347 to 1. The net capital rule may effectively restrict the payment of cash distributions.

During the year the parent Company contributed capital amounting to $95,208. No additional shares were issued at that time.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Clearing Agreement – Bank of New York

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
5 DAKOTA DRIVE, SUITE 207
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To The Board of Directors
IPO.COM Securities, Inc.
(a wholly owned subsidiary of IPO.COM, Inc.)

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Povol and Feldman, CPA, PC

Lake Success, New York
February 4, 2002

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Computation of Net Capital

Total stockholders' equity	$ 285,069
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	285,069
Additions:	
Other allowable credits	1,280,143
Total capital and allowable subordinated liabilities	1,565,212
Deductions:	
Non-allowable assets:	
Prepaid expenses	28,269
Deposits	7,870
Organization expenses, net	94,610
Net capital before haircuts on securities positions	1,434,463
Haircuts on securities	9,633
Net capital	$ 1,424,830

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 32,998
Minimum dollar net capital requirement	$ 50,000
Minimum net capital requirement	$ 50,000
Excess net capital	$ 1,374,830

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 494,971
Ratio: Aggregate indebtedness to net capital	.347

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,460,566
Audit adjustments reducing income	(35,736)
Net capital	$ 1,424,830

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)
EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3

DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under section (K)(2)(ii). The Company clears all customer transactions through another broker dealer on a fully disclosed basis, specifically through BNY Clearing Services LLC (Sec # 8-32874).

IPO.COM SECURITIES, INC.
(a wholly owned subsidiary of IPO.COM, Inc.)
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001 AND
FOR THE THREE MONTHS ENDED DECEMBER 31, 2000

	2001	2000
General and administrative expenses:		
Clearing charges	$ 138,076	$ -
Bank and filing fees	22,285	1,110
Bandwidth and network communications	71,069	-
Professional fees	47,915	-
Travel and entertainment	78,145	-
Other	104,640	5,355
Bonuses	2,759,309	-
	$ 3,221,439	$ 6,465
Service agreement expenses:		
Salaries and wages	$ 682,014	$ -
Commissions	1,139,325	-
Payroll taxes	105,420	-
Employee benefits	62,208	-
Rent and occupancy costs	67,359	9,544
Bandwidth and network communications	52,824	3,266
Travel and entertainment	1,974	-
Professional services	18,210	43,578
General and administrative	221,599	67,578
Executive management	53,307	-
Overhead allocated	16,531	-
Direct expenses	11,396	-
Service agreement fees	122,251	-
	$ 2,554,418	$ 123,966

See auditors' report on supplemental information.